

July 14, 2022

Arshia Sarkhani
Chief Executive Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

> **Re: Asset Entities Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 27, 2022**
> **CIK No. 0001920406**

Dear Mr. Sarkhani:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to comments in our June 3, 2022 letter.

Amendment No. 1 to DRS on Form S-1 submitted June 27, 2022

Prospectus Summary, page 1

1.   In response to prior comment 6, you revised page 29 to disclose your number of paying subscribers during each financial period included in your financial statements. In your summary, you disclose your number of members as of June 2022. Please revise your summary to also disclose your number paying subscribers during the most recent financial period and provide your definitions of paying subscribers and members.

Dual Class Structure, page 4

2.   Disclosure added in response to prior comment 3 states that your Class A common stock is entitled to 10 votes per share while your Class B common stock is entitled to 1 vote per

share. Please revise to disclose, if true, that the difference in voting rights is the only difference between these classes of common stock. If there are other differences between these classes of common stock, such as differences in conversion rights or economic rights, please revise to disclose these differences here and in your Description of Securities section.

Certain Relationships and Related Party Transactions, page 60

3.   We note your response to prior comment 9. Please tell us whether there are any management or other material agreements in place between Asset Entities Holdings, LLC and Asset Entities Inc., and if so, please file any such agreement.

General

4.   We note your responses to prior comments 12-15. As an important threshold matter, please note that the provision of disclaimers to users, in and of itself, does not necessarily impact whether, as a legal matter, the company is providing advice to others or issuing reports or analyses regarding securities. Accordingly, and based on the information you have provided, it appears that the company meets the general definition of an investment adviser in Section 202(a)(11) of the Investment Advisers Act of 1940 (the "Advisers Act"). The company does appear to be providing advice to others or issuing reports or analyses regarding securities, including in the form of analyses of stocks. The company also appears to be in this business because, for example, the provision of advice, reports, and/or analysis appears to be the company's primary and ongoing activities, and the company does appear to receive compensation in the form of, for example, subscription fees. As a result, it appears that the company must be eligible for an exclusion from the general definition in Section 202(a)(11) in order to avoid incurring a registration obligation under the Advisers Act and potentially under relevant state laws. Please note that the risk factor disclosure on this point at page 17 (and any other location in the registration statement) will therefore need to be revised.

5.   With respect the company's position that it is entitled to rely on the "publisher's exclusion" under Section 202(a)(11)(D) of the Advisers Act, and given the comment above on the use of disclaimers, please:

- Describe in additional detail the information produced in response to (i) comments or requests of users, including responses to questions in chat or other social media interactions on Discord or other platforms and (ii) "responses to requests for illustrative examples of securities analysis."

- Describe in additional detail what is meant by, and included within, the company's provision of "custom indicators" to its users.

- Describe in additional detail whether and how the company modifies or tailors its services after "learn[ing] how the company's education and entertainment services can meet a member's goals," including whether and how the company produces information or other content that addresses the user's requests or goals.

- Clarify whether the information described in the above three bullet points is provided by company personnel or the company's independent contractors, and whether this information is provided on Discord or another platform.

- Address why you believe that responses to requests or comments from users (i) are of a "general and impersonal" nature that is not individualized advice tailored to the user's particular investment objectives, and (ii) are published in general and regular circulation and on a routine or periodic basis, in light of their apparent timing in response to user requests.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua